Amalgamated Pictures Corp.
 35 JA Ely Blvd., Suite 110
 Dania Beach, FL 33004

 July 14, 2009

Jeffrey Jaramillo
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 20549

                              Re:  Amalgamated Pictures Corp.
                                      Form 10-K for the fiscal year ended December 31, 2008
                                      Form 10-Q for the quarterly period ended March 31, 2009
                                      File No.   000-51871

Dear Mr. Jaramillio:

            In answer to your letter of June 18, 2009 regarding internal control over financial reporting, we are in agreement with your statement that our management’s conclusion was not appropriate. Apparently Item 4T had not been adequately proofread prior to filing.

            In accordance with your comments, we will be filing on or about Wednesday, July 15, 2009, an amended Form 10-Q for the quarter ended March 31, 2009, which was originally filed by us on May 20, 2009, solely to revise Item 4T.

Amalgamated Pictures Corp. acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

                                                                            Very truly yours,

                                                                                    /s/ Avery Pack
                                                                                    Avery Pack
                                                                                    President